MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE


10015627

FILE No.
82-3874

April 21, 2010

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated April 21, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.



per BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-02 **APRIL 21, 2010**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Commences Work on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the mobilization of field personnel to the Virgin Arm gold project, Newfoundland.

The crew is currently defining prospective areas for the trenching program scheduled for early May. The program will entail up to 1,000 meters of excavated trenches which will be subject to detailed sampling and mapping. The program will also include property wide prospecting, mapping and soil sampling. All of the contractors and logistical requirements are in place for the program.

The current exploration program will focus on expanding known gold occurrences and identifying new areas of gold mineralization within the large claim block. Detailed geological work will be conducted to better understand the controls on gold mineralization, and this knowledge will help to guide follow up work that could culminate in proposed diamond drilling.

The Virgin Arm Property

The road accessible Virgin Arm gold property, covering 1,047 hectares of prospective geology, is located 65 kilometers north of Gander, Newfoundland. The 42 contiguous mineral claims encompass five known gold showings and a regional gold in soil/silt sample anomaly.

Gold mineralization, present in outcrop, has been discovered over a three kilometer long, northeast – southwest trending structural corridor. Visible gold occurs in several localities with reported historical assays as high as 99.7 and 127 grams per tonne. A compilation of known gold occurrences and anomalous gold in soil/silt anomalies shows mineralization is present over five kilometers along this structural trend. The property has seen limited exploration with historical work focused on sampling the known mineralized outcrops.

Corporate

Manson Creek has returned the CR project back to the vendor as the Company continues to focus on gold based assets.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-02 **APRIL 21, 2010**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Commences Work on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the mobilization of field personnel to the Virgin Arm gold project, Newfoundland.

The crew is currently defining prospective areas for the trenching program scheduled for early May. The program will entail up to 1,000 meters of excavated trenches which will be subject to detailed sampling and mapping. The program will also include property wide prospecting, mapping and soil sampling. All of the contractors and logistical requirements are in place for the program.

The current exploration program will focus on expanding known gold occurrences and identifying new areas of gold mineralization within the large claim block. Detailed geological work will be conducted to better understand the controls on gold mineralization, and this knowledge will help to guide follow up work that could culminate in proposed diamond drilling.

The Virgin Arm Property

The road accessible Virgin Arm gold property, covering 1,047 hectares of prospective geology, is located 65 kilometers north of Gander, Newfoundland. The 42 contiguous mineral claims encompass five known gold showings and a regional gold in soil/silt sample anomaly.

Gold mineralization, present in outcrop, has been discovered over a three kilometer long, northeast – southwest trending structural corridor. Visible gold occurs in several localities with reported historical assays as high as 99.7 and 127 grams per tonne. A compilation of known gold occurrences and anomalous gold in soil/silt anomalies shows mineralization is present over five kilometers along this structural trend. The property has seen limited exploration with historical work focused on sampling the known mineralized outcrops.

Corporate

Manson Creek has returned the CR project back to the vendor as the Company continues to focus on gold based assets.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-02 **APRIL 21, 2010**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Commences Work on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the mobilization of field personnel to the Virgin Arm gold project, Newfoundland.

The crew is currently defining prospective areas for the trenching program scheduled for early May. The program will entail up to 1,000 meters of excavated trenches which will be subject to detailed sampling and mapping. The program will also include property wide prospecting, mapping and soil sampling. All of the contractors and logistical requirements are in place for the program.

The current exploration program will focus on expanding known gold occurrences and identifying new areas of gold mineralization within the large claim block. Detailed geological work will be conducted to better understand the controls on gold mineralization, and this knowledge will help to guide follow up work that could culminate in proposed diamond drilling.

The Virgin Arm Property

The road accessible Virgin Arm gold property, covering 1,047 hectares of prospective geology, is located 65 kilometers north of Gander, Newfoundland. The 42 contiguous mineral claims encompass five known gold showings and a regional gold in soil/silt sample anomaly.

Gold mineralization, present in outcrop, has been discovered over a three kilometer long, northeast – southwest trending structural corridor. Visible gold occurs in several localities with reported historical assays as high as 99.7 and 127 grams per tonne. A compilation of known gold occurrences and anomalous gold in soil/silt anomalies shows mineralization is present over five kilometers along this structural trend. The property has seen limited exploration with historical work focused on sampling the known mineralized outcrops.

Corporate

Manson Creek has returned the CR project back to the vendor as the Company continues to focus on gold based assets.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.